UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 001-34023

CUSIP NUMBER 90338S102

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2012

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. GEOTHERMAL INC.
Full Name of Registrant

N/A
Former Name if Applicable

1505 Tyrell Lane
Address of Principal Executive Office (Street and Number)

Boise, ID 83706
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K for the year ended March 31, 2012 was not filed within the prescribed time period because the Registrant experienced unforeseen delays in completing its financial statements for the period ended March 31, 2012. The delay relates to a change in our accounting treatment relating to Raft River Energy I LLC ("RREI"). RREI was previously a 100% owned subsidiary and was consolidated through July 2006, after which the entity was recorded under the equity method after the addition of a new controlling partner to provide additional project financing. The Registrant reviews this relationship annually and believes that control of this subsidiary has changed and accordingly expects to consolidate with the Registrant's financial statements.

Therefore, Registrant's management is unable to finalize the change in reporting requirements required by the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-K by the prescribed filing date. The Registrant anticipates that it will file its Form 10-K no later than fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kimberley Anderson	206	903-8803
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. GEOTHERMAL INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2012	By:	/s/ Kerry D. Hawkley
Kerry D. Hawkley
	Title:	Chief Financial Officer